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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE TO
(Rule 14-d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
____________________________

MFS Government Markets Income Trust
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(Name of Subject Company (Issuer))

Bulldog Investors General Partnership
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(Names of Filing Person (Offerer))

Common Stock, no par value
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(Title of Class of Securities)

552939100
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(CUSIP Number of Class of Securities)

September 11, 2007
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(Date of Event Which Requires Filing of this Statement)

Bulldog Investors General Partnership
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Telephone: (201) 556-0092
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(Name, Address, and Telephone Numbers of a Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza, 23rd Floor
New York, New York 10001
(646) 378-2105

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$34,938,750	$1,072.62
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* Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 5,000,000 shares of common stock of MFS Government Markets Income Trust (“MGF”), which represents the estimated maximum number of shares of MGF common stock to be acquired in the tender offer by a price per share of $6.98775, which represents 96.25% of the net asset value per share at September 7, 2007.

** The amount of the filing fee is calculated in accordance with Rule 0-11(d) of the Securities Exchange Act and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the U.S. Securities and Exchange Commission on February 15, 2007, and is derived by multiplying the transaction valuation by 0.00003070.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party: Bulldog Investors General Partnership

Form or Registration No.:	Date Filed: September 11, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

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SCHEDULE TO

        This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Bulldog Investors General Partnership, a New York general partnership (“BIGP”), to purchase up to 5,000,000 of the outstanding shares (the “Shares”) of common stock, no par value, of MFS Government Markets Income Trust, a trust established under the laws of the State of Massachusetts (“MGF”), at a price per share, net to the seller in cash (subject to a $50 processing fee that BIGP will charge for processing each Letter of Transmittal, applicable withholding taxes and any brokerage fees that may apply), without interest thereon, equal to 96.25% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the New York Stock Exchange, on Expiration Date (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to the Introduction, Items 1-9 and Item 11 of this Schedule TO.

Item 10.	FINANCIAL STATEMENTS.
Not applicable.

Item 12.	MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated September 11, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release Issued by BIGP, dated September 11, 2007, Announcing the Commencement of the Offer.

(a)(1)(H)	Letter, dated March 7, 2007, from BIGP to MGF (Exhibit 1 to BIGP’s Schedule13D filed with the Securities and Exchange Commission on March 15, 2007 is incorporated herein by reference).

(a)(1)(I)	Letter, dated June 12, 2007, from BIGP to MGF (Exhibit 1 to BIGP’s Schedule 13D filed with the Securities and Exchange Commission on June 13, 2007 is incorporated herein by reference).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 11, 2007
BULLDOG INVESTORS GENERAL PARTNERSHIP

By: KIMBALL & WINTHROP, INC., general partner

By: /s/PHILLIP GOLDSTEIN

Name: Phillip Goldstein
Title: President

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INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase, dated September 11, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release Issued by BIGP, dated September 11, 2007, Announcing the Commencement of the Offer.

(a)(1)(H)	Letter, dated March 7, 2007, from BIGP to MGF (Exhibit 1 to BIGP’s Schedule13D filed with the Securities and Exchange Commission on March 15, 2007 is incorporated herein by reference).

(a)(1)(I)	Letter, dated June 12, 2007, from BIGP to MGF (Exhibit 1 to BIGP’s Schedule 13D filed with the Securities and Exchange Commission on June 13, 2007 is incorporated herein by reference).